Exhibit 99.1

ADC Therapeutics Announces Abstracts to be Presented at the European Hematology Association 2022 Hybrid Congress

Oral presentation of pivotal Phase 2 clinical trial of Cami in relapsed or refractory Hodgkin lymphoma

ZYNLONTA® diffuse large B-cell lymphoma data highlighted in several abstracts

LAUSANNE, Switzerland, May 12, 2022 – ADC Therapeutics SA (NYSE: ADCT), announced today that results from the pivotal Phase 2 clinical trial of camidanlumab tesirine (Cami) in patients with relapsed or refractory Hodgkin lymphoma have been accepted for an oral presentation at the European Hematology Association 2022 Hybrid Congress (EHA2022), which will be held virtually and in Vienna, Austria from June 9-12, 2022.

“We continue to be encouraged by the data from our ongoing pivotal Phase 2 trial demonstrating the efficacy and safety of Cami as a single agent for patients with relapsed or refractory Hodgkin lymphoma,” said Joseph Camardo, MD, Chief Medical Officer of ADC Therapeutics. “As we advance Cami toward a potential BLA submission, we look forward to sharing these data with the hematology community at EHA2022.”

Details of ADC Therapeutics’ oral presentation are as follows:

Camidanlumab Tesirine: Updated Efficacy And Safety In An Open-Label, Multicenter, Phase 2 Study Of Patients With Relapsed Or Refractory Classical Hodgkin Lymphoma (R/R CHL)Presentation Date and Time: Friday, June 10, 2022, 11:45 am – 12:00 pm CEST // 5:45 am – 6 am EDT

Presentation Date and Time: Friday, June 10, 2022, 11:45 am – 12:00 pm CEST // 5:45 am – 6 am EDT

Session Title: Hodgkin lymphoma – Clinical

Session Room: Hall A8

Abstract Code: S201

Presenter: Carmelo Carlo-Stella, MD, Department of Biomedical Sciences, Humanitas University, and Department of Oncology and Hematology, IRCCS Humanitas Research Hospital, Milan, Italy

Details of ADC Therapeutics’ poster presentations are as follows:

Health-Related Quality Of Life And Tolerability Of Loncastuximab Tesirine In High-Risk Patients With Relapsed/Refractory Diffuse Large B-Cell Lymphoma Treated In A Phase 2 Clinical Trial (LOTIS 2)

Session Date and Time: Friday, June 10, 2022, 16:30 – 17:45 CEST // 10:30 am – 11:45 am EDT

Location: Hall D

Abstract Code: P1717

Real-World Characteristics And Clinical Outcomes In Relapse/Refractory Diffuse Large B-Cell Lymphoma Patients Who Received Car-T Therapy

Session Date and Time: Friday, June 10, 2022, 16:30 – 17:45 CEST // 10:30 am – 11:45 am EDT

Location: Hall D

Abstract Code: 1182

Real-World Characteristics And Clinical Outcomes In Relapse/Refractory Diffuse Large B-Cell Lymphoma Post Car-T Failure

Session Date and Time: Friday, June 10, 2022, 16:30 – 17:45 CEST – 10:30 am – 11:45 am EDT

Location: Hall D

Abstract Code: 1181

Titles of ADC Therapeutics’ abstracts accepted for publication only are as follows:

•	A Phase 2, Open-Label Study Of Loncastuximab Tesirine In Combination With Rituximab (LONCA-R) In Previously Untreated Unfit/Frail Patients With Diffuse Large B-Cell Lymphoma (DLBCL) (LOTIS-9) [Trials in progress]

•	Long-term survival projections of loncastuximab tesirine-treated patients in relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL)

•	Phase 3 Randomized Study of Loncastuximab Tesirine in Combination With Rituximab (Lonca-R) Versus Immunochemotherapy in Patients With R/R DLBCL (LOTIS-5) [Trials in progress]

Please note: times and locations are tentative and subject to change.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based payload, killing the cell. This applies to CD25-expressing tumor cells and also to CD25-expressing Tregs. The intra-tumoral release of its PBD payload may also cause bystander killing of neighboring tumor cells, and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity.

Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The

Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

CONTACTS:

Investors

Eugenia Litz

ADC Therapeutics

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ADC Therapeutics

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EU Media

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ADC Therapeutics

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